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                                                        EXHIBIT 99.1


LOGO                                          9171 Wilshire Boulevard
PROPERTIES - XII, LTD.                        Beverly Hills, California 90210
                                              National: (800) 321-9638
February 21, 1997                             California: (800) 421-2991

Dear Limited Partner:

     De Anza Properties - XII, Ltd., a California limited partnership (the "Partnership") has reviewed the unsolicited tender offer made by MacKenzie Patterson, Inc. and its affiliates (collectively, the "Bidders") to purchase units of limited partnership interest of the Partnership ("Units") for $375 per Unit. The Operating General Partner has determined that the offer is inadequate, and not in the best interests of the Partnership or its limited partners. Accordingly, the Operating General Partner recommends that the limited partners reject the offer and urges you not to tender any of your limited partnership Units. None of the Operating General Partner or any of its officers, directors or affiliates intend to tender any Units. Limited Partners who sell any Unit to the Bidders will not receive any distributions to be made by the Partnership with respect to that Unit once the Unit is sold, including all quarterly distributions and any distributions to be made when the Partnership's properties are sold.

     In arriving at its determination, the Operating General Partner reviewed the offer with its advisors and management, and considered many factors including the business, financial condition and prospects of the Partnership.

     The Operating General Partner's conclusions and recommendations concerning the offer are based, in part, on the Operating General Partner's belief that the amount being offered by the Bidders does not reflect the value of the Partnership's underlying assets -- the most important of which is the Partnership's sole remaining real property, the Warner Oaks apartment project. The Operating General Partner believes that the market for this property has significantly improved. As a result, the Operating General Partner has determined to list Warner Oaks for sale with a nationally recognized real estate broker and has entered into discussions for this purpose. The Operating General Partner anticipates that Warner Oaks could be sold as early as this year.

     The Operating General Partner has estimated that a limited partnership Unit has a current liquidating value of $570 as compared to the Bidders' estimate of $478 and the Bidders' offer of only $375. According to the Bidders' materials, the Bidders' liquidating value estimate was based primarily on its assumption that the Partnership's property could be sold at a price based on a 9% capitalization rate. The Operating General Partner's estimate is based on a 7.5% capitalization rate, which it believes more closely approximates the rate prevailing for similar properties in the vicinity of the Partnership's property.

     The Bidders have encouraged a sale of the Property to avoid administrative costs. Of the administrative costs, reimbursements paid to affiliates of the Operating General Partner in 1996 amounted to $85,138, which represents only 3.6% of total Partnership operating revenues, and affiliates of the Operating General Partner received no management fees. Deferred management fees would be payable to the Operating General Partner only if the limited partners first receive a full return of their capital and their full priority return. Even if the Property is sold and a $570 per Unit value is realized no management fees would be payable to the Operating General Partner or its affiliates. In addition, the costs borne by the Partnership for salaries and professional fees and services paid for the year ended December 31, 1996 increased to $353,544 and the approximate $5,000 increase in these administrative costs for the year ended December 31, 1996, compared with the year








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ended December 31, 1995, was due to expenses related to the need to respond to the previous tender offers of affiliates of the Bidders.

     Before deciding to reject the Bidders' offer, limited partners should consider the risks of a continued investment in the Partnership:

     - The offer from the Bidders provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated in the future.

     - There is no assurance that the return to limited partners after a sale of the Property will be greater than the price being offered now by the Bidders.

     - The offer provides an opportunity to limited partners to liquidate their investment without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

     The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, expands upon the reasons for the Operating General Partner's determination concerning the Bidders' offer, and contains additional information relating to the Operating General Partner's recommendation and certain other actions taken by the Operating General Partner on behalf of the Partnership. We urge you to read the Schedule 14D-9 carefully.

     If you have any questions concerning these matters please call Investor Relations at (310) 777-2153.

     You can be assured that the Operating General Partner will continue to act in the manner in which the Operating General Partner believes to be in the best interest of the Partnership and its limited partners.

                                          Very truly yours,

                                          DE ANZA PROPERTIES-XII, LTD.,
                                          A CALIFORNIA LIMITED PARTNERSHIP

                                          By: DE ANZA CORPORATION,
                                              Operating General Partner


                                            By: /s/ HERBERT M. GELFAND
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                                                    Herbert M. Gelfand
                                                   Chairman of the Board